Exhibit 99.4

TDH Holdings, Inc. Reports Full Year 2025 Audited Financial Results

BEIJING, China, April 20, 2026 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that is an operator and manager of commercial real estate properties, announced today its financial results for the fiscal year ended December 31, 2025.

Full Year 2025 Financial Highlights:

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2025	2024	% Change
Revenues from continuing operations	$1.25	$0.56	121.96%
Gross profit (loss)	$(0.01)	$0.24	(104.92)%
Gross profit (loss) margin	(0.94)%	42.29%	(43.23	)pp*
Loss from operations	$(1.83)	$(1.83)	(0.11)%
Operating loss margin	(146.31)%	(325.10)%	178.79	pp*
Net income (loss) attributable to common stockholders	$1.80	$2.68	(32.97)%
Earnings (loss) per share - basic and diluted	$0.17	$0.26	(32.97)%

* pp: percentage points

●	Revenues from continuing operations increased by approximately 121.96% from $0.56 million in fiscal year 2024 to $1.25 million in fiscal year 2025. We have strengthened our brand image and enhanced our market competitiveness by upgrading service quality and optimizing the leasing process, among other measures. Meanwhile, we are committed to establishing long-term and stable cooperative relationships with our clients, laying a solid foundation for the sustained growth of our business. We expect revenue from our commercial real estate leasing business to maintain a growth trend in the near term.

●	Gross loss from continuing operations was $0.01 million in fiscal year 2025 as compared to gross profit from continuing operations of $0.24 million in fiscal year 2024. The decrease in gross margin in 2025 was mainly due to the reclassification of agency service costs and maintenance costs directly related to the leasing business from administrative expenses to cost of revenues.

●	Operating loss from continuing operations was $1.83 million for the fiscal year ended December 31, 2025, compared with $1.83 million for the same period in 2024. As a percentage of total revenues, the operating loss ratio improved significantly to approximately negative 146.31% in 2025 from negative 325.10% in 2024. The improvement in operating loss performance was primarily driven by the substantial increase in total revenues during the year.

●	Net income attributable to common stockholders was $1.80 million, or an income per share of $0.17, for the fiscal year 2025 as compared to net loss of $1.80 million, or a loss per share of $0.26, for fiscal year 2024. The decrease in our net income and diluted earnings per share was primarily due to non-recurring losses recognized in connection with the disposal and liquidation of certain non-core legacy subsidiaries, partially offset by higher revenue generated from our commercial real estate management business and improved investment income during 2025.

Full Year 2025 Financial Results

Revenues

The Company’s revenues are generated from commercial property leasing and related management services. Revenues from continuing operations increased by approximately 121.96% from $0.56 million in fiscal year 2024 to $1.25 million in fiscal year 2025, driven by the expansion of our property portfolio and improved leasing performance.

	For the Twelve Months Ended December 31,
	2025		2024		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Commercial real estate business revenue	1,258	100.51%	566	100.36%	692	122.26%
Less: sales tax and additional surcharge	(6)	-0.51%	(2)	-0.36%	4	234.3%
Total	$1,251	100.00%	$564	100.00%	$687	121.96%

For the year ended December 31, 2025, the Company generated all of its revenues from commercial property leasing and related property management services. We completed the discontinuation of our legacy pet food and restaurant business segments in prior periods and have since fully focused on commercial real estate leasing and property management operations. As we continue to scale our commercial real estate portfolio and enhance leasing execution, revenues from continuing operations increased by $0.69 million, or 121.96%, to $1.25 million for the year ended December 31, 2025 from $0.56 million in 2024. We expect our revenue from the commercial real estate management business will continue to grow in the near future.

Cost of revenues

Our cost of revenues from continuing operations is primarily comprised of lease and occupancy costs, depreciation and amortization costs, and agency service costs. Our cost of revenues from continuing operations increased by $937,696, or 288.25%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. This increase was in line with the growth in revenues from our continuing operations. Our cost of revenues as a percentage of revenues was 100.94% and 57.71% for the years ended December 31, 2025 and 2024, respectively.

Gross profit (loss) and gross profit (loss) margin

Our gross margin from continuing operations was -0.94% for the year ended December 31, 2025, compared with a gross margin of 42.29% for the year ended December 31, 2024. The decrease in gross margin in 2025 was mainly due to the reclassification of agency service costs and maintenance costs directly related to the leasing business from administrative expenses to cost of revenues.

Operating expense

Operating expense consists of selling expenses and general and administrative expenses.

Operating expenses from our continuing operations were $1,818,978 and $2,071,079, for the years ended December 31, 2025 and 2024, respectively, a decrease of $252,101, or -12.17% in fiscal year 2025 as compared to fiscal year 2024. The ratio of operating expenses as a percentage of revenue decrease from 367.39% for the year ended December 31, 2024 to 145.37% for the year ended December 31, 2025.

Selling expense from our continuing operations was $49,583 and $0 for the years ended December 31, 2025, and 2024, respectively, an increase of $49,583 or 100%. Our selling expenses was $49,583 in 2025 as compared to $0 in 2024, mainly due to expenses incurred to expand its sales activities.

General and administrative expenses from our continuing operations were $1,769,395 and $1,745,247 for the years ended December 31, 2025 and 2024 respectively, representing an increase of $24,148, or 1.38%, in fiscal year 2025 as compared to fiscal year 2024. The main reason for the increase was mainly due to property management fees and depreciation expenses relating to additional properties.

Impairment of goodwill charge was $0 million in fiscal year 2025, as compared to $0.32 million in fiscal year 2024.

Operating loss and operating loss margin

Operating loss from our continuing operations was $1.83 million for fiscal year 2025, as compared to an operating loss of $1.83 million for fiscal year 2024. Our operating loss as a percentage of total revenues was approximately negative 146.31% and negative 325.10% for the years ended December 31, 2025 and 2024, respectively. The significant improvement in the operating loss margin was primarily driven by the substantial increase in revenue from our commercial real estate leasing and property management business.

Net income (loss) and earnings (loss) per share

Net income was $1.78 million for fiscal year 2025, compared to net income of $2.50 million for fiscal year 2024. Net income attributable to common shareholders was $1.78 million, or earnings per share of $0.17, for fiscal year 2025. This compares to net income attributable to common shareholders of $2.68 million, or earnings per share of $0.26 for fiscal year 2024. The decrease in our net income was primarily due to non-recurring losses from the liquidation of legacy non-core subsidiaries, partially offset by higher revenue from our commercial real estate property business segment and increased investment income for the year ended December 31, 2025.

Financial Conditions

As of December 31, 2025, the Company had cash and cash equivalents of $19.16 million, compared to $15.70 million as of December 31, 2024. Accounts receivable, net was $0.07 million as of December 31, 2025, compared to $0.01 million as of December 31, 2024. As of December 31, 2025, the Company had working capital of approximately $27.40 million, compared to $24.60 million as of December 31, 2024.

Net cash used in operating activities was $1.78 million for the fiscal year ended December 31, 2025, compared to net cash used in operating activities of $0.23 million for fiscal year 2024. Net cash provided by investing activities was $6.24 million for fiscal year 2025, compared to $2.78 million for fiscal year 2024. Net cash used in financing activities was $1.05 million for fiscal year 2025, compared to no net cash provided by or used in financing activities in fiscal year 2024.

Liquidity

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

Following our discontinuation of the restaurant business in June 2024, we have fully shifted our operating focus to the ownership, operation and management of commercial real estate properties. During fiscal year 2025, revenue from our commercial real estate business increased significantly to $1.25 million, representing substantial growth as compared to prior periods. Currently, substantially all of our revenue is derived from our commercial real estate property business. Our future business growth and operational stability depend, in part, on our ability to successfully onboard, lease and manage additional commercial properties.

If we are not able to effectively manage, lease and acquire new properties that generate stable rental revenue, we may not be able to grow and maintain our business as anticipated, and our revenue may decline. As a result, our future business, financial condition and results of operations may be materially adversely affected. There can be no assurances that future revenue growth or potential capital infusion will be sufficient to enable us to achieve sustained profitability or continuous positive cash flows. In assessing our liquidity, management monitors and analyzes our cash and cash equivalents, our ability to generate recurring revenue, and our operating and capital expenditure commitments.

As of December 31, 2025, we had cash and cash equivalents of approximately $19.16 million. We also had short-term investments of approximately $14.53 million, which are highly liquid and can be readily converted into cash to support our operations as needed.

As of December 31, 2025, our major liabilities included accounts payable of $0.09 million, advances from customers of $0.26 million, due to related parties of $0.30 million, current portion of operating lease liabilities of $0.92 million, and non-current portion of operating lease liabilities of $2.86 million. Our working capital amounted to approximately $27.40 million as of December 31, 2025. Based on the current operating plan, management believes that the Company’s cash position, highly liquid short-term investments and improved operating cash flows collectively will provide sufficient liquidity to meet its anticipated liquidity and capital requirements for at least 12 months from the date the audited financial statements are issued.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), a PRC-based company that is an owner, operator and manager of commercial real estate properties. More information about the Company can be found at www.tiandihui.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding, among others, its growth and business outlook, the excepted revenue growth from the Company’s commercial real estate management business and the Company’s ability to execute on its business plan, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; general risks affecting the commercial real estate industry (including, without limitation, the inability to enter into or renew leases on favorable terms, changes in client preferences and space utilization, dependence on clients’ financial condition, and competition from other developers, owners and operators of real estate); changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the United States and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: tdhpets@163.com

Phone: +86 183-1102-1983

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,138,205	$15,699,562
Restricted cash	19,950	-
Short-term investments	14,531,930	12,952,597
Accounts receivable, net	75,346	5,748
Advances to suppliers, net	198,401	37,790
Prepayments and other current assets, net	146,385	103,519
Total current assets	34,110,217	28,799,216
NON-CURRENT ASSETS
Property, plant and equipment, net	2,398,192	2,363,989
Operating lease right-of-use assets	3,787,265	2,175,456
Total non-current assets	6,185,457	4,539,445
Total assets	$40,295,674	$33,338,661

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$90,006	$122,251
Deferred lease revenue	255,383	183,173
Bank overdrafts	-	73,105
Short-term loans - related parties	-	261,725
Taxes payable	11,215	14,681
Due to related parties	300,000	200,318
Operating lease liabilities, current	921,524	486,121
Other current liabilities	5,135,539	2,859,061
Total current liabilities	6,713,667	4,200,435
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	2,860,197	1,738,371
Total liabilities	9,573,864	5,938,806
SHAREHOLDERS’ EQUITY:
Common shares ($0.02 par value; 50,000,000 shares authorized; 10,323,268 shares issued and outstanding at December 31, 2025 and 2024)	206,465	206,465
Additional paid-in capital	51,129,439	51,129,439
Accumulated deficit	(20,620,053)	(23,937,478)
Accumulated other comprehensive loss	(72,820)	(95,784)
Total TDH Holdings, Inc. shareholders’ equity	30,643,031	27,302,642
Non-controlling interest	78,779	97,213
Total shareholders’ equity	30,721,810	27,399,855
Total liabilities and shareholders’ equity	$40,295,674	$33,338,661

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Years Ended December 31,
	2025	2024	2023
Net revenue	$1,251,259	$563,726	$754
Total revenue	1,251,259	563,726	754
Cost of revenue	1,263,000	325,304	976
Total cost of revenue	1,263,000	325,304	976
Gross profit	(11,741)	238,422	(222)
Operating expenses:
Selling expense	49,583	-	22
General and administrative expense	1,769,395	1,745,247	3,145,280
Stock-based compensation expense	-	-	3,040,000
Impairment of goodwill	-	325,832	-
Total operating expenses	1,818,978	2,071,079	6,185,302
Loss from operations	(1,830,719)	(1,832,657)	(6,185,524)
Interest income (expense)	112,085	(68,858)	(14,276)
Other income (expense)	(6,711,077)	(2,844,939)	461,461
Gain (loss) on disposal of subsidiaries	(590,528)	-	-
Investment income (loss), net	10,801,316	6,671,948	(2,644,576)
Total other income (expenses)	3,611,796	3,758,151	(2,197,391)
Income (loss) before income tax provision	1,781,077	1,925,494	(8,382,915)
Income tax provision	-	(182)
Net income (loss) from continuing operations	1,781,077	1,925,312	(8,382,915)
Net income (loss) from discontinued operations of Tiandihui	-	-	(15,095,547)
Net income (loss) from discontinued operations of Bo Lings and Far Lings	-	575,249	(153,054)
Net income (loss)	1,781,077	2,500,561	(23,631,516)
Less: Net income (loss) attributable to non-controlling interest	(18,434)	(183,961)	(5,344)
Net income (loss) attributable to TDH Holdings, Inc.	$1,799,511	$2,684,522	$(23,626,172)
Comprehensive income (loss)
Net income (loss)	$1,781,077	$2,500,561	$(23,631,516)
Foreign currency translation adjustment	22,964	(718)	(523,315)
Total comprehensive income (loss)	1,804,041	2,499,843	(24,154,831)
Less: Comprehensive income (loss) attributable to non-controlling interest	(18,434)	(333,106)	(5,344)
Comprehensive income (loss) attributable to TDH Holdings, Inc.	$1,822,475	$2,832,949	$(24,149,487)

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$0.17	$0.26	$(2.29)
Diluted	$0.17	$0.26	$(2.29)
Weighted average common shares outstanding
Basic	10,323,268	10,323,268	10,323,268
Diluted	10,323,268	10,323,268	10,323,268

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares*	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable	Statutory Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity Attributable to TDH	Non- controlling Interest	Total Stockholders’ Equity
Balance, December 31, 2022	10,323,268	$206,465	$48,089,439	$-	$160,014	$(28,165,927)	$428,249	$20,718,240	$435,663	$21,153,903
Net loss	-	-		-	-	(23,626,172)	-	(23,626,172)	(5,344)	(23,631,516)
Stock-based compensation expense			3,040,000					3,040,000		3,040,000
Adjustment to reflect the effect of disposal of Tiandihui and Chongaijiujiu	-	-	-	-	(160,014)	25,170,099	-	25,010,085	-	25,010,085
Foreign currency translation adjustment	-	-	-	-	-	-	(523,315)	(523,315)	-	(523,315)
Balance, December 31, 2023	10,323,268	$206,465	$51,129,439	$-	$-	$(26,622,000)	$(95,066)	$24,618,838	$430,319	$25,049,157
Net income	-	-		-	-	2,684,522	-	2,684,522	(183,961)	2,500,561
Foreign currency translation adjustment	-	-	-	-	-	-	(718)	(718)	(149,145)	(149,863)
Balance, December 31, 2024	10,323,268	$206,465	$51,129,439	$-	$-	$(23,937,478)	$(95,784)	$27,302,642	$97,213	$27,399,855
Net income	-	-	-	-	-	1,799,511	-	1,799,511	(18,434)	1,781,077
Adjustment to reflect the effect of disposal of BVBA	-	-	-	-	-	1,517,914	-	1,517,914	-	1,517,914
Foreign currency translation adjustment	-	-	-	-	-	-	22,964	22,964	-	22,964
Balance, December 31, 2025	10,323,268	$206,465	$51,129,439	$-	$-	$(20,620,053)	$(72,820)	$30,643,031	$78,779	$30,721,810

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income (loss)	$1,781,077	$2,500,561	$(23,631,516)
Less: Net income (loss) from discontinued operations	-	575,249	(15,248,601)
Net income (loss) from continuing operations	1,781,077	1,925,312	(8,382,915)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	221,223	111,642	22,649
Fair value change of short-term investments, net	(10,801,316)	(6,671,948)	2,644,576
Impairment of goodwill	-	325,832	-
Impairment of long-lived assets other than goodwill	-	-	1,964
Inventory write-down	-	-	69,677
Allowance for doubtful accounts	-	-	22,674
Loss on disposal of subsidiaries	590,528	-	-
Loss (gain) on disposal of property, plant and equipment	-	59,009	37,766
Amortization of operating lease right-of-use assets	869,382	459,251	2,623,288
Stock-based compensation	-	-	3,040,000
Changes in operating assets and liabilities:
Accounts receivable, net	(141,066)	114,462	40,894
Inventories, net	-	8,370	44,240
Operating lease liabilities	(924,186)	(441,402)	691,854
Due to related parties	100,000	-	1,928,329
Advances to suppliers, net	(157,201)	(38,144)	(32,465)
Prepayments and other current assets, net	(41,125)	(1,660,998)	(3,210,336)
Accounts payable	2,847,169	2,927,432	(369,142)
Accounts payable - related parties	-	-	502,635
Interest payable	-	30,662	3,573
Taxes payable	5,191	6,982	(2,445)
Advances from customers	67,256	185,145	(6,974)
Other current liabilities	3,802,884	4,420,782	(1,234,226)
Net cash provided by (used in) operating activities from continuing operations	(1,780,184)	1,762,389	(1,564,383)
Net cash provided by (used in) operating activities from discontinued operations	-	(1,996,377)	999,987
Net cash used in operating activities	$(1,780,184)	$(233,987)	$(564,396)
Cash flows from investing activities
Payments to acquire property and equipment	(244,088)	(1,881,370)	(7,655)
Disposal of subsidiaries	-	578,400	-
Cash obtained from business acquisition	-	16,047	-
Purchase of short-term investments	(60,393,565)	(46,777,749)	(37,066,925)
Proceeds from sale of short-term investments	66,873,258	50,944,982	31,024,365
Investment in equity	-	(99,280)	-
Leasehold improvement	-	-	(16,836)
Net cash provided by (used in) investing activities from continuing operations	6,235,605	2,781,030	(6,067,051)
Net cash provided by investing activities from discontinued operations	-	-	-
Net cash provided by (used in) investing activities	6,235,605	2,781,030	(6,067,051)
Cash flows from financing activities
Repayments to related parties	-	-	(6,774)
Repayments of short-term loans	(422,237)	-	-
Payment to related party	(624,595)	-	-
Net cash (used in) financing activities from continuing operations	(1,046,832)	-	(6,774)
Net cash provided by financing activities from discontinued operations	-	-	-
Net cash (used in) financing activities	$(1,046,832)	$-	$(6,774)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	50,004	(508,863)	(1,557,522)
Net change in cash, cash equivalents and restricted cash	3,458,593	2,038,180	(8,195,743)
Cash, cash equivalents and restricted cash, beginning of the year	15,699,562	13,661,382	21,857,125
Cash, cash equivalents and restricted cash, end of the year	$19,158,155	$15,699,562	$13,661,382
Less: Cash and restricted cash of discontinued operations at the end of the period	-	-	534,777
Cash and restricted cash of continued operations at the end of the period	$19,158,155	$15,699,562	$13,126,605

Supplemental cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-cash investing and financing activities
Liabilities assumed in connection with purchase of property, plant and equipment	$-	$-	$-
Notes payable reclassified to short-term loans	$-	$-	$-
Short-term loans settled by transferring an equity investment to the creditor	$-	$-	$-
Cashless exercise of warrants	$-	$-	$-
Right of use assets obtained in exchange for operating lease obligations	$2,406,836	$2,665,894	$-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$19,138,205	$15,699,562	$13,126,605
Restricted cash	$19,950	$-	$534,777
Total cash, cash equivalents, and restricted cash	$19,158,155	$15,699,562	$13,661,382

The accompanying footnotes are an integral part of these financial statements.